

January 7, 2015

Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re:** **Fantex, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 19, 2014**
> **File No. 333-198986**

Dear Mr. French:

We have reviewed your response to our letter dated December 10, 2014 and have the following additional comments.

Critical Accounting Policies, page 106

Other Brand Contracts, at Estimated Fair Value, page 117

1. We note from your response to our prior comment 4 that you do not believe the tabular disclosures requested in our prior comment for the brand contracts with Mohamed Sanu, Vernon Davis, EJ Manuel and their respective affiliates provide meaningful incremental information to potential investors in Fantex Series Alshon Jeffery. We also note that you believe that including such disclosure would run the risk of causing information overload making it more difficult for investors in Fantex Series Alshon Jeffery to focus on the disclosures that the company believes are most useful to their investment decision for the specific tracking stock being offered. While we agree that these disclosures could become less meaningful in future periods as additional series of tracking stocks are issued by Fantex, we continue to believe the disclosures requested in our prior comment provide meaningful information to potential investors in Fantex Series Alshon Jeffery since they provide potential investors with trend information showing how your estimates of brand income have changed over time for those tracking stocks which have already been issued by Fantex.

   We also believe that the presentation of the three categories of potential brand income for each of the company's brand contracts provides the reader some context for determining the overall business of Fantex as a whole. As such, we reissue our prior comment 4, and believe that the disclosures within your critical accounting policies should include a summary table showing the changes within the three categories of potential brand income for each of your brand contracts that have closed. Accordingly, as requested in our prior comment, please revise your disclosures in your critical accounting policies section to present a table for each brand contract showing the three categories of potential brand income, with the initial income estimates for each category and the revised income estimates as of the latest balance sheet date presented in your filing. The table should include an explanation of the changes between periods, and a discussion of how these changes relate to the realized and unrealized gains and losses on the brand contracts.

Underwriting (Conflicts of Interest), page 184

2. We note your response to prior comments 1 and 6. Please provide us an analysis explaining why Axiom and each of the other referral agents are not statutory underwriters within the meaning of Section 2(a)(11) of the Securities Act.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel at (202) 551-3811 if you have questions regarding comments on the financial statements and related matters. Please contact Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP